Exhibit 99.99

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD DEMONSTRATES NEAR SURFACE RESOURCE POTENTIAL AND EXTENDS MINERALIZATION TO MINIMUM 750 METRE DEPTH AT GOLD RIVER TREND

•                            Wide, high-grade intercepts reported near surface in west portion of Gold River East, potential for multiple zones confirmed

•                            5.04 gpt over 16.60m intersected 35 metres below surface within broader envelope grading 2.18 gpt over 45.00m. Among other intercepts are 11.78 gpt over 1.70m, 6.64 gpt over 2.3m, 11.85 gpt over 2.50m, 7.05 gpt over 2.10m, 21.80 gpt over 0.50m, 14.90 gpt over 0.50m and 5.02 gpt over 1.40m

•                            Drilling on east portion of Gold River East intersects shallow, high-grade mineralization, potential for further expansion on strike and to depth considered excellent

•                            5.09 gpt over 10.20m intersected at 165 metre elevation, including 7.64 gpt over 6.40m, 7.19 gpt over 2.00m and 19.85 gpt over 0.40m, with visible gold (“VG”). Among other intercepts are 8.92 gpt over 3.30m, 44.42 gpt over 1.70m, 5.89 gpt over 9.70m, including 10.48 gpt over 3.40m, 20.73 gpt over 1.50m, 15.90 gpt over 0.55m and 15.35 gpt over 0.50m

•                            Drilling to depth extends zones to minimum vertical depth of 750 metres from surface

•                           Among key intercepts are 8.74 gpt over 5.90m, including 25.23 gpt over 1.80m, 5.36 gpt over 10.40m, including 9.06 gpt over 3.00m and 9.31 gpt over 2.40m, and 26.90 gpt over 2.00m

•                            Revised interpretation and mineralization model based on current drilling suggests substantial near surface exploration potential along Gold River Trend, largely in shallow underground and/or open-pit zones.

Toronto, Ontario (January 11, 2011) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced a number of wide, high-grade intercepts from an additional 42 holes (15,159 metres) completed as part of the 2010 drill program at the Company’s 100 percent owned Thorne property along the Gold River Trend. The program is focused on the Gold River East Zone, which occupies a 1.5 km strike length of the Gold River Trend. The intersections reported today both confirm the potential for shallow high-grade resources amenable to open-pit and/or shallow underground mining and extend the mineralized zones at Gold River East to a minimum 750 metre vertical depth. The Gold River Trend is a major alteration and deformation structure, located approximately 3 km south of the Company’s Thunder Creek deposit with a minimum strike length of approximately 3.5 kilometres. Current National Instrument (“NI”) 43-101 compliant inferred resources for the Gold River Trend include 4,154,096 tonnes grading 3.33 gpt for a total of 444,471 ounces.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Today’s results strongly demonstrate the potential for the Gold River Trend to host substantial new resources in shallow underground and/or open-pit zones. The Gold River Trend property, when combined with our adjacent 144 property, covers an area totaling 49 square kilometres in close proximity to our Timmins Mine and Thunder Creek deposits. These two properties are highly prospective land positions with “game changing” potential for our mining and development plans within the Timmins West Complex. We look forward to starting on the next phase of drilling at Gold River East in mid-January to evaluate additional extensions to the zones as well to start infill drilling of the mineralized envelope in preparation for an updated NI 43-101 resource over the next 12 months.”

Significant results announced today include 18 holes (4,771 metres) from the West portion of the Gold River East Zone which were designed to test areas between and along strike of the Fold Nose and Kapika Zones. TH-10-62 was collared near the west edge of the Kapika zone and intersected 5.04 gpt over 16.60m within a broad envelope grading 2.18 gpt over 45.00m. TH-10-048 was drilled 140 metres to the east of TH-10-62 and immediately west of the Fold Nose Resource and intersected 11.78 gpt over 1.70m and 6.64 gpt over 2.30m. TH-10-42 was collared 220 metres east of TH-10-62 and intersected 11.85 gpt over 2.50m and 7.05 gpt over 2.10m and TH-10-35 was collared 40 metres west of TH-10-42 and intersected 21.80 gpt over 0.50m, 14.90 gpt over 0.50m and 5.02 gpt over 1.40m. As all areas tested are still open to depth and along strike the potential for further expansion is considered excellent.

Also included are 24 holes (10,388 metres) which tested the east portion of the Gold River Trend near the 4800 and North Porphyry zones along strike and to depth of previously reported drill results and historic resource blocks. Portions of the drilling were designed to test at shallow depths to confirm historic drill intercepts and along direct extensions of the current NI 43-101 compliant resource for this area. Other portions of the drilling were widely spaced step out holes to depth to gain a broader perspective of geological structure.

Among significant results from the drilling at shallow depths are 5.09 gpt over 10.20m, including 7.64 gpt over 6.40m and 7.19 gpt over 2.00m in TH-10-52, 8.92 gpt over 3.30m in TH-10-57, 44.42 gpt over 1.70m in TH-10-30, 5.89 gpt over 9.70m, including 10.48 gpt over 3.40m, in TH-10-47 and 20.73 gpt over 1.50m, 15.90 gpt over 0.55m and 15.35 gpt over 0.50m in TH-10-41. The results from these holes, together with other previously released results, are important as they strongly confirm the presence of multiple higher grade zones at shallow depths extending over the entire strike length between the North Porphyry and 4800 resource blocks.

Significant results from the deep step out holes are 8.74 gpt over 5.90m, including 25.23 gpt over 1.80m in TH-10-26B, 5.36 gpt over 10.40m, including 9.06 gpt over 3.00m and 9.31 gpt over 2.40m, in TH-10-65, 26.90 gpt over 2.00m in TH-10-53 and 5.93 gpt over 2.00m in TH-10-26C. These holes were drilled into the area underlying the North Porphyry and 4800 Zones and strongly confirm the extension of key mineralized structures in the Gold River East area to a minimum depth of 750 metres from surface. TH-10-26B and TH-10-26C were drilled as wedge cuts from previously released TH-0-26, which intersected 13.06 gpt over 8.50m (See press release dated June 23, 2010). TH-10-65 intersected mineralization 40 metres to the east of TH-10-26 and TH-10-53 intersected the structures 205 metres to the east of TH-10-26.

Based on the new dill results, a revised mineralization model has been constructed for the Gold River Trend which extends to a vertical depth of 750 metres below surface. The model demonstrates that substantial near surface resource potential exists along the Gold River Trend, particularly at Gold River East in zones amenable to open pit and/or shallow underground mining methods.

The 2010 drill program was completed midway through December 2010 and is set to re-commence in the second week of January. The program for 2011 will consist of approximately 20,000 metres of drilling and focus on infill and expansion drilling of the Gold River East area with a view to completing a new NI 43-101 resource for the property within the next 12 months.

Quality Control

The Qualified Person (“QP”) for Lake Shore Gold’s drill program at the Thorne Property is Jacques Samson, P.Geo. who as QP has prepared or supervised the preparation of the scientific or technical information for the property and verified the data disclosed in this press release. The QP for the Company’s resource estimates is Bob Kusins, P.Geo., the Chief Resource Geologist for the Company. Both Mr. Samson and Mr. Kusins are employees of Lake Shore Gold.

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than three grams per tonne gold, another pulp is taken and fire assayed with a gravimetric finish. Zones with visible gold are tested by pulp metallic analysis. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Chemex Assay Laboratory in Vancouver, B.C. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

About Lake Shore Gold Corp.

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which has been refurbished and currently has an operating capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify resources and reserves.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com
Website: www.lsgold.com

Hole Number	East nad 83	From (m)	To (m)	Interval (m)	Grade (gpt)	Zone
TH-10-26B	461467	384.50	386.25	1.75	3.11	North Porphyry - deep
		653.80	655.65	1.85	2.70
		727.50	733.40	5.90	8.74
incl.		727.50	728.25	0.75	7.14
and incl.		731.60	733.40	1.80	25.23	incl. VG
		811.00	816.20	5.20	1.32
TH-10-26C	461467	830.00	836.00	6.00	3.37	North Porphyry - deep
incl.		830.00	832.00	2.00	5.93
		899.30	899.90	0.60	3.89
		940.50	942.00	1.50	3.44
		970.00	971.50	1.50	2.80
TH-10-28	461569	441.10	441.40	0.30	7.01	North Porphyry - shallow
		453.30	453.70	0.40	3.26
		457.70	458.00	0.30	3.85
		469.10	469.60	0.50	4.76
TH-10-29	460920	135.30	135.80	0.50	5.17	East Zone - Fold Nose Area
		281.00	281.30	0.30	7.85
		319.75	323.20	3.45	3.01
incl.		322.00	322.50	0.50	6.39
TH-10-30	461820	198.30	200.00	1.70	44.42	4800 Zone
TH-10-31	461407	359.00	361.00	2.00	3.21	North Porphyry - deep
		550.50	567.50	17.00	2.21
incl.		552.20	559.00	6.80	3.44
		691.40	693.20	1.80	3.68
TH-10-32	460900	256.40	256.90	0.50	3.26	East Zone - Fold Nose Area
TH-10-33	461580	58.30	62.50	4.20	4.54	North Porphyry - shallow
incl.		58.30	59.00	0.70	11.45
		185.95	186.50	0.55	18.14
		206.20	207.15	0.95	5.09
incl.		206.90	207.15	0.25	15.05
TH-10-34	462000	426.50	432.50	6.00	2.53	Deep Exploration - far east
TH-10-35	460920	134.70	135.20	0.50	21.80	East Zone - Fold Nose Area
		195.50	203.90	8.40	2.00
incl.		195.50	196.00	0.50	14.90
and incl.		202.50	203.90	1.40	5.02
		236.40	236.70	0.30	3.40
TH-10-36	461620	59.85	61.00	1.15	8.63	North Porphyry - shallow
		125.00	126.00	1.00	4.05
TH-10-38	461620	140.00	144.00	4.00	2.02	North Porphyry - shallow
incl.		140.00	140.50	0.50	10.70	incl. VG
		143.60	144.00	0.40	5.50
		287.40	289.50	2.10	3.98
TH-10-39	460920	228.80	230.00	1.20	6.09	“Keel” to Fold Nose Area

Hole Number	East nad 83	From (m)	To (m)	Interval (m)	Grade (gpt)	Zone
TH-10-40	461660	65.50	66.00	0.50	8.06	North Zone - shallow
		69.50	71.00	1.50	2.97
		136.60	137.70	1.10	4.04
TH-10-41	461660	249.40	250.90	1.50	20.73	North Zone - shallow
		296.30	301.00	4.70	2.14
incl.		299.30	299.85	0.55	15.90
		334.70	335.20	0.50	15.35
TH-10-42	460960	156.00	158.50	2.50	11.85	Nose area
		243.30	245.40	2.10	7.05
TH-10-43	461850	769.20	770.60	1.40	4.14	Deep Expl. - below 4800 Zone
		817.50	818.00	0.50	3.31
TH-10-44	461660	116.00	118.00	2.00	3.10	North Zone - shallow
		126.00	128.00	2.00	2.47
TH-10-45	460940	279.00	279.50	0.50	6.08	Nose and “keel” area; Kapika
TH-10-46	461680	81.00	93.00	12.00	2.08	North Zone - shallow
incl.		84.00	89.20	5.20	3.64
		112.70	113.00	0.30	5.07
TH-10-47	461700	48.00	49.50	1.50	3.17	North Porph and 4800 gap
		54.60	64.30	9.70	5.89
incl.		54.60	58.00	3.40	10.48
and incl.		63.60	64.30	0.70	29.30
TH-10-48	460880	99.00	101.30	2.30	6.64	Nose and “keel” area; Kapika
		250.00	250.50	0.50	3.48
		254.50	256.20	1.70	11.78
TH-10-49	461700	127.70	128.20	0.50	3.90	North Porph and 4800 gap
		169.60	170.60	1.00	7.65
		186.00	187.50	1.50	4.06
TH-10-50	460880	166.00	168.00	2.00	3.42	Nose and “keel” area; Kapika
TH-10-51	461720	39.60	43.70	4.10	4.67	North Porph and 4800 gap
incl.		39.60	40.20	0.60	13.65
		42.00	43.70	1.70	6.33
TH-10-52	461720	190.10	192.10	2.00	7.19	North Porph/4800 gap
incl.		191.70	192.10	0.40	19.85	incl. VG
		230.00	240.20	10.20	5.09
incl.		231.80	238.20	6.40	7.64
		231.80	232.60	0.80	45.68
		232.20	232.60	0.40	85.60
		235.50	239.30	3.80	3.55
		236.00	237.00	1.00	6.46
		237.50	238.20	0.70	5.33
		271.50	273.00	1.50	3.95
		303.50	304.00	0.50	5.95

Hole Number	East nad 83	From (m)	To (m)	Interval (m)	Grade (gpt)	Zone
TH-10-53	461700	782.00	784.00	2.00	26.90	Deep Exploration
TH-10-55	460980	212.00	215.00	3.00	2.26	Nose area/keel/Kapika
		278.00	281.00	3.00	3.59
incl.		278.00	279.00	1.00	6.97
		296.00	299.00	3.00	4.18
incl.		296.50	298.00	1.50	6.51
		378.50	381.50	3.00	3.08
TH-10-56	461780	129.50	132.40	2.90	3.81	4500/4800 Zone
incl.		129.50	131.00	1.50	5.84
		183.30	186.40	3.10	3.70
incl.		183.30	183.70	0.40	9.15
incl.		185.80	186.40	0.60	12.95
		210.80	211.10	0.30	5.37
TH-10-57	461780	88.50	89.10	0.60	4.35	4500/4800 Zone
		148.00	151.30	3.30	8.92
incl.		148.00	149.15	1.15	23.34
		170.90	171.30	0.40	5.27
TH-10-59	461880	111.50	116.00	4.50	1.98	4800 Zone
		324.20	325.00	0.80	5.61
		329.50	331.00	1.50	4.38
TH-10-60	460700	108.00	109.20	1.20	3.54	Far West-Kapika
incl.		108.60	109.20	0.60	5.54
TH-10-61	460720	39.50	40.00	0.50	4.98	Far West-Kapika
TH-10-62	460740	28.50	73.50	45.00	2.18	Far West-Kapika
incl.		38.40	55.00	16.60	5.04
TH-10-63	460740	177.00	181.10	4.10	4.33	Kapika
incl.		177.00	178.00	1.00	10.45
TH-10-65	461517	637.00	663.50	26.50	1.00	North Porphyry - deep
incl.		646.00	647.00	1.00	5.38
		681.50	685.00	3.50	4.39
incl.		681.50	683.10	1.60	8.97
		755.00	765.40	10.40	5.36
incl.		755.00	758.00	3.00	9.06
incl.		760.10	762.50	2.40	9.31
		831.00	833.80	2.80	2.16
incl.		831.00	831.50	0.50	10.65
		842.00	842.30	0.30	4.63
TH-10 -66	460780	31.00	32.00	1.00	4.16	Kapika
		50.00	50.50	0.50	3.17

Notes:

1)  TH-10-26a, -37, -54 were abandoned; Mainly low assays.

2)  Hole TH-10-58 and -64 reported mainly low assays.

4)  Assays are reported uncut.

5)  True widths are not reported at this time.

Figure 1.            Location Map

Mattagami River Fault
BRISTOL FAULT
Timmins Mine
Thunder Creek
144 ZONE
144 SOUTH
Golden River West
Golden River East
461480E
FN
NP-4800
Thibeault
DESTOR PORCUPINE FAULT
N
0 1 2
Kilometers
Legend
NP-4800 North Porphyry - 4800
FN Fold Nose
Property Boundary
Alteration Zones
Thunder Creek - 144 Alteration and Deformation Zone
LAKE SHORE GOLD CORP.
Location Map
Date: Nov, 2010
Name:
File: twest_tcreek_thorne_dec_2010.mxd

Figure 2.            3D View

1.5 km
750 meters
460800E
461480E
KAPIKA ZONE
FOLD NOSE ZONE
4500 ZONE
4800 ZONE
NORTH PORPHYRY ZONE
N
TH-10-62
2.18 /45.00
incl. 5.04 /16.60
TH-10-63
4.33 /4.10
TH-10-48
6.64 /2.30
11.78 /2.10
TH-10-35
21.80 /0.50
2.00 /8.40
incl. 14.90 /0.50
incl. 5.02 /1.40
TH-10-24
13.19 /8.70
incl. 21.43 /4.20
TH-10-41
20.73 /1.50
15.90 /0.55
15.35 /0.50
TH-10-42
11.85 /2.50
7.05 /2.10
TH-10-47
2.05 /33.30
incl. 5.89 /9.70
incl. 10.48 /3.40
TH-10-57
8.92 /3.30
incl. 23.34 /1.15
TH-10-30
44.42 /1.70
TH-10-52
7.19 /2.00
5.09 /10.20
incl. 45.68 /0.80
3.55 /3.80
incl. 6.46 /1.00
TH-10-26B
8.74 /5.90
incl. 25.23 /1.80
TH-10-65
4.39 /3.50
5.36 /10.40
incl. 9.06 /3.00
TH-10-26C
3.37 /6.00
incl. 5.93 /2.00
TH-10-53
26.90 /2.00
OPEN
OPEN
Composites:
gpt Au over meters
Legend
TH-10-24 Previously released LSG drill holes
New LSG diamond drill holes
Existing mineral resource
New mineralized envelopes
LAKE SHORE
GOLD CORP.
GOLDEN RIVER
EAST ZONE
LOOKING NORTH
Date: Jan, 2011
File: grz-3d.mxd
Name:

Figure 3.            Cross Section

5000
5200
5400
-120 ELV
-200 ELV
-400 ELV
-600 ELV
9800
9600
9400
9200
TH-96-112
6.73 gpt /6.85m
incl.11.53 gpt /3.85m
GS-09-35
10.271 gpt /7.10m
TH-97-223
50.63 gpt /3.70m
TH-97-232
6.40 gpt /5.00m
TH-97-232
3.57 gpt /3.50m
6.02 gpt /2.90m
TH-97-232
6.90 gpt /3.40m
TH-10-04
6.87 gpt /2.35m
13.64 gpt /2.55m
incl. 27.30 gpt /1.00m
TH-10-09
6.52 gpt /0.50m
TH-10-09
3.95 gpt /10.85m
incl. 8.20 gpt /2.55m
TH-10-04
8.89 gpt /1.10m
TH-10-04
8.79 gpt /1.00m
NEW POTENTIAL
ADDED WITH
RECENT DRILLING
BY "LAKE SHORE"
(400m VERTICAL)
TH-10-26
2.06 gpt /5.85m
TH-10-26B
8.74 gpt /5.90m
incl. 25.23 gpt /1.80m (VG)
TH-10-26
13.06 gpt /8.50m
incl. 295.00 gpt /0.30m (VG)
TH-10-04
TH-10-09
TH-10-26B
TH-10-26
TH-10-07
TH-10-26C
TH-10-26C
3.37 gpt /6.00m
incl. 5.93 gpt /2.00m
TH-10-26C
3.44 /1.50
2.80 /1.50
0 30 60 120
Meters
LAKE SHORE
GOLD CORP.
Legend
Porphyry
Sediments
Alteration Zone
Mineralized Zones
Composites:
Au gpt over meters
Golden River Trend East
(NORTH PORPHYRY)
Section 461480E
Looking West
Date: November, 2010
Name: EK
File: thorne_461480e_nov_2010.mxd